UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission file number: 001-36621

FOAMIX PHARMACEUTICALS LTD.
(Translation of registrant's name into English)

2 Holzman Street, Weizmann Science Park
Rehovot, Israel
 (Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Each of Dr. Dov Tamarkin, our Chief Executive Officer, and Mr. Meir Eini, our Chief Innovation Officer, have entered into an individual share trading plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (the "10b5-1 Plan"). Under the 10b5-1 Plan, each of Dr. Tamarkin and Mr. Eini have authorized Oppenheimer & Co. Inc. to sell, from time to time, up to 240,000 ordinary shares of the company, in compliance with the volume limitations and the other terms of Rule 144 and Rule 10b5-1. The 10b5-1 Plan will expire upon the earlier of (i) June 30, 2017, or (ii) the date on which all of the ordinary shares subject to the 10b5-1 Plan were sold. The aggregate number of ordinary shares that can be sold under the 10b5-1 Plan on behalf of each of Dr. Tamarkin and Mr. Eini represents approximately 0.66% of the company's outstanding shares as of September 30, 2016. The purpose of the 10b5-1 Plan is to provide Dr. Tamarkin and Mr. Eini with the ability to sell the company's ordinary shares in an orderly manner and avoid concerns about the timing of the transactions. Actual transactions under the 10b5-1 Plan will be disclosed publicly through Form 144 filings as required.

The information contained in this Form 6-K is incorporated by reference into (i) the registration statement on Form S-8 (number 333-199486) of the registrant, filed with the Securities and Exchange Commission (the "SEC"), as amended by the post-effective registration statement on Form S-8 POS filed February 5, 2016, (ii) the registration statement on Form S-8 (number 333-209403) of the registrant, filed with the SEC, and (iii) the registration statement on Form F-3/A (number 333-207546) of the company, filed with the SEC, in each case to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOAMIX PHARMACEUTICALS LTD. (Registrant)

By:	/s/ Ilan Hadar
Name: Ilan Hadar
Title: Chief Financial Officer

Date: December 14, 2016